Exhibit 99.1

Pitanium’s All-New Series Debut:

Pi-ology and Pi-Formance Offer a New Approach for Inside-Out Care

HONG KONG, China, May 4, 2026 — PITAMIUM LIMITED (Nasdaq: PTNM) introduces two major new product lines: the Pi-ology Series, which focuses on biotechnological skincare, and the Pi-Formance Series, dedicated to body function and wellness. Through the dual synergistic effect of “external care and internal health,” Pitanium aims to enhance personal care and anti-aging management.

(Source: Pitanium Limited)

The Pi-ology Series: Biotechnological Skincare

This series applies advanced biotechnology and ingredient fermentation techniques to the realm of skincare. Through fermentation processes, core ingredients undergo a profound transformation, offering certain benefits:

Five-Dimensional Enhancement: The activity, purity, stability, penetrability, and longevity of the ingredients are enhanced.

Improved Skin Compatibility: The fermented molecular structure is designed to support skin affinity. Nutrients are expected to reach the deeper layers of the skin with “zero rejection,” exerting the purest and most highly effective skincare benefits.

The Pi-Formance Series: Building a Healthy Constitution from Within

The Pi-Formance Series is expected to introduce targeted supplements, including women’s probiotics and hair follicle health formulas. Through internal wellness support, Pitanium aims to comprehensively fortify the body’s foundation. This empowers individuals to navigate daily challenges with optimal health and vitality, while simultaneously creating a powerful synergy with our skincare lines to support overall health and complement daily routines.

By combining the skincare technology of Pi-ology with the robust physiological support of Pi-Formance, Pitanium brings together dermatological science with biological wellness. The new product lines will be rolling out soon, inviting all users to step into a new era of personal care together.

The statements above are intended to describe product features and are not intended as medical or therapeutic claims. Results may vary among individuals.